March 19, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Chen, Li-Hsing, President and Chairman Lin, Mu-Chen, Chief Financial Officer Yu, Chien-Yang, Vice President and Director Chen, Kuan-Yu, Secretary and Director

Re:	San Lotus Holding Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed April 7, 2014 File No. 333-176694

Ladies and Gentlemen:

We are submitting this letter on behalf of San Lotus Holding Inc. (the "Company") in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received in conference calls after January 7, 2015 relating to the Company's Annual Report on Form 10-K filed with the Commission on April 7, 2014. The numbered paragraphs below correspond to the numbered comments in the conference call and the Staff's comments are presented in bold italics.

Form 10-K for the period ended December 31, 2013

Financial Statements

We note your response to prior comment 4. Please note that assets that are transferred where the seller in substance controls the asset directly after the transfer should be recorded at their carried over historical values, which is the seller's carrying values, pursuant to guidance within SAB Topic 5G and ASC 805-30-5, which applies to your situation by analogy. We remain unclear why your accounting is appropriate under GAAP in light of the relevant authoritative accounting literature. Please tell us how you considered this literature in your accounting and restate your balance sheets at December 31, 2013 and the subsequent quarters ending in 2014, as appropriate, to properly reflect the value of each land purchase at its historical carrying value (the historical cost of the seller). Prior to restating, please tell us the historical cost to the seller for each land purchase and how such historical cost was determined.

In order to properly reflect the value of each land purchased during 2013 and 2014 at its historical carrying value, Company is preparing the restatement of its balance sheets as of December 31, 2013 and the subsequent quarters ending in 2014 by following Staff's instruction, and Company will file the restatement soon as practicable when the restatement is completed.

Regarding the transaction conducted by Company's subsidiary, Green Forest Management Consulting Inc. (the "Green Forest") in acquiring Da Ren International Development Inc. (the "Da Ren") on September 17, 2013, the historical cost to the land of Da Ren has been evidenced by the original contract entered between Mr. Chang, Cheng-Sung and the party from whom Mr. Chang acquired the land. Such historical cost has been used in our current accounting to be recorded as the carried over historical value to the land, and it will be reflected on our restatement of balance sheets that shall be filed soon as practicable.

Regarding the land purchase transaction conducted by Green Forest on October 29, 2013, the land has been sold out by Green Forest, and therefore, the land is no longer the assets of Green Forest.

In connection with the transaction conducted between Green Forest and land sellers respectively on December 27, 2013; March 14, 2014; and August 11, 2014, Green Forest and each land seller in these transactions have mutually agreed to cancel these transactions because the entire title of the land purchased in these transactions is unable to be transferred to Green Forest by the end of 2014. The cancellation to these transactions has been disclosed in Company's Current Report on Form 8-K filed on March 11, 2015.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 011-886-03-4072339 ext.202, or, in his absence, Chen, Kuan-Yu at 011-886- 03-4072339, donchen77@gmail.com cc: Chen, Li-Hsing, President and Chairman

Lin, Mu-Chen, Chief Financial Officer

Yu, Chien-Yang, Vice President and Director

Chen, Kuan-Yu, Secretary and Director

Sincerely,
San Lotus Holding Inc.

/s/ Chen, Li-Hsing
Chen, Li-Hsing
Email:rayc1179@gmail.com